SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FCB Financial Holdings, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.001
(Title of Class of Securities)

09788X304
(CUSIP Number)

Mr. Vincent Tese
Bond Street Investors LLC
c/o FCB Financial Holdings, Inc.
2500 Weston Road, Suite 300
Weston, Florida 33331
(954) 984-3313
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09788X304	Page 2 of 7

1		NAMES OF REPORTING PERSONS Bond Street Investors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) N/A (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,772,843
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,772,843
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5.3%
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14		TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No.	09788X304	Page 3 of 7

1		NAMES OF REPORTING PERSONS Bond Street Management, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) N/A (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,779,144
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,779,144
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5.3%
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐ N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14		TYPE OF REPORTING PERSON (See instructions) OO

CUSIP No.	09788X304	Page 4 of 7

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.001 per share (the “Class A Common Stock”), of FCB Financial Holdings, Inc. (formerly Bond Street Holdings LLC) (the “Company”).  The principal executive offices of the Company are located at 2500 Weston Road, Suite 300, Weston, Florida 33331.

Item 2. Identity and Background.

The principal business and office address of each reporting person is c/o FCB Financial Holdings, Inc., 2500 Weston Road, Suite 300, Weston, Florida 33331. Bond Street Investors LLC is a Delaware limited liability company in which certain of the directors and officers of the Company, among others, have an interest. Bond Street Management, LLC is a Delaware limited liability company and the managing member of Bond Street Investors LLC, and, as such, has the power to vote, or to direct the voting, of the shares of the Company held by Bond Street Investors LLC. Daniel Healy, Vincent Tese and Les Lieberman, each a United States citizen, are the managers of Bond Street Management, LLC. The principal business of Bond Street Investors LLC is to hold an equity interest in the Company, and the principal business of Bond Street Management, LLC is to act as managing member of Bond Street Investors LLC and to hold an equity interest in the Company.

None of the reporting persons has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).  None of the reporting reports has ever been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which it was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In November 2009, concurrently with the consummation of the Company’s first private placement financing, the Company issued an aggregate of 1,069,519 Class A limited liability company interests (each of which was converted into one share of Class A Common Stock on October 1, 2010), to Bond Street Investors LLC, at a purchase price of $18.70 per interest (equal to the offering price of $20.00 per interest minus the initial purchaser’s discount/placement agent fee of $1.30 per interest) (the “2009 Private Placement”), or an aggregate of approximately $20 million. In August 2010, concurrently with the consummation of the Company’s second private placement financing, the Company issued an aggregate of 702,976 Class A limited liability company interests (each of which was converted into one share of Class A Common Stock on October 1, 2010) to Bond Street Investors LLC at a purchase price of $21.00 per interest (equal to the offering price) (the “2010 Private Placement”), or an aggregate of approximately $14.8 million.  The source of funds for the acquisition of such securities in the 2009 Private Placement and the 2010 Private Placement was the capital of Bond Street Investors LLC, resulting from the investments in Bond Street Investors LLC of personal funds of the members of Bond Street Investors LLC, as further described under Item 5(d) of this Schedule 13D.

An additional 32,086 Class A limited liability company interests held by Bond Street Investors LLC and 6,301 Class A limited liability company interests held by Bond Street Management, LLC (each of which was converted into one share of Class A Common Stock on October 1, 2010) represent a portion of the pre-existing equity of the Company prior to the Company’s initial private placement financing.

Item 4. Purpose of Transaction.

The securities set forth in this Schedule 13D were acquired for investment. The reporting persons do not have any present plans or proposals which relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) According to the Company’s Registration Statement on Form S-1, as filed with the Securities Exchange Commission on July 31, 2014, following the closing of the Company’s initial public offering that occurred on August 6, 2014, there were 33,504,414 shares of Class A Common Stock of the Company outstanding as of August 6, 2014.

CUSIP No.	09788X304	Page 5 of 7

As of the filing date of this Schedule 13D, Bond Street Investors LLC may be deemed to beneficially own 1,772,843 shares of Class A Common Stock and Bond Street Management, LLC, as managing member of Bond Street Investors LLC, may be deemed to beneficially own such 1,772,843 shares reported as beneficially owned by Bond Street Investors, LLC, as well as an additional 6,301 shares of Class A common stock held directly by Bond Street Management, LLC.  Each of Bond Street Investors LLC and Bond Street Management, LLC reports solve voting and dispositive power with respect to shares reported as beneficially owned by Bond Street Investors LLC.  Such shares, constitute in each case, approximately 5.3% of the total shares of Class A Common Stock currently outstanding.

(c) During the last 60 days, no transactions in the Class A Common Stock were effected by any reporting person, or to the best knowledge of any reporting person, any of the other persons set forth in Item 2, except that Bond Street Investors LLC sold 31,738 shares of Class A Common Stock in the Company’s initial public offering that closed on August 6, 2014.

(d) No person other than a reporting person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of, Class A Common Stock beneficially owned by the reporting persons, except to the extent of the interests of holders of membership interests in Bond Street Investors LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Bond Street Investors LLC entered into a registration rights agreement with the Company in connection with each of the 2009 Private Placement and the 2010 Private Placement.  Pursuant to such registration rights agreements, the Company has agreed to use its best efforts to file a registration statement with the Securities Exchange Commission within 90 days after the effective date of the Company’s registration statement filed in connection with its initial public offering, providing for the resale pursuant to Rule 415 from time to time, by the holders thereof, of (a) 22,069,519 shares of its common stock pursuant to the terms the certain Registration Rights Agreement, dated as of November 12, 2009, by and between the Company and Deutsche Bank Securities Inc. as initial purchaser/placement agent for the benefit of the investors in the 2009 Private Placement, and (b) 14,279,993 shares of its common stock pursuant to the terms of the Registration Rights Agreement, dated as of August 13, 2010, by and between the Company and the investors in the 2010 Private Placement.  Pursuant to such registration rights agreements, Bond Street Investors LLC also agreed that, subject to certain exceptions, it would not, directly or indirectly, sell, offer to sell, grant any option or otherwise transfer or dispose of any equity securities of the Company or any securities convertible into or exchangeable or exercisable for equity securities of the Company for a period of up to 180 days following the effective date of the registration statement for the Company’s initial public offering or up to 180 days following the date of an underwritten offering pursuant to a shelf registration statement.

In addition, in connection with the Company’s recent initial public offering, Bond Street Investors LLC has entered into a customary “lock-up” agreement with the underwriters pursuant to which it has agreed that, subject to certain exceptions, for a period beginning on July 31, 2014 (the date of the underwriting agreement with respect to the initial public offering) and ending on (and including) the date that is 180 days after the initial closing of the initial public offering, it will not, without the prior written consent of Deutsche Bank Securities Inc., (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer, directly or indirectly, any of the Company’s equity securities or any securities convertible into or exercisable or exchangeable for the Company’s equity securities; (2) enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of any of the Company’s equity securities; or (3) make any demand for or exercise any right with respect to the registration of any shares of Class A Common Stock or any security convertible into or exercisable or exchangeable for shares of the Company’s Class A Common Stock.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between the reporting persons and any other person or entity.

Item 7. Material to be Filed as Exhibits.

1.  Joint Filing Agreement dated August 11, 2014, attached as Exhibit 1 hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 11, 2014

BOND STREET INVESTORS LLC

By:	Bond Street Management, LLC
Its:	Managing Member

By:	/s/ Vincent Tese
Name:	Vincent Tese, Manager

BOND STREET MANAGEMENT, LLC

By:	/s/ Vincent Tese
Name:	Vincent Tese, Manager